================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934*
                               (Amendment No. 2)

                           COMPANHIA DE BEBIDAS DAS
                                AMERICAS-AMBEV
                               (Name of Issuer)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                  (Translation of Issuer's Name into English)

                       Common Shares, without par value

                   American Depositary Shares, each of which
                   represents 100 Common Shares, without par
                    value, evidenced by American Depositary
                                   Receipts
                        (Title of Class or securities)

                                   20441W104
                                (CUSIP Number)

                             Magim Rodriguez, Jr.
                    Companhia de Bebidas das Americas-AmBev
                Rua Maria Coelho Aguiar, 215, Bloco F, 6o andar
                            05804-900 Sao Paulo, SP
                                    Brazil
                               (55-11) 3741-3341

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                   Copy to:
                              David Mercado, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                                August 30, 2002
                 (Date of Event to Which This Filing Relates)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
         Names of Reporting Persons
   1     FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE
         BENEFICENCIA

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (foreign entity)

   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [ ]

   3     SEC Use Only

   4     Source of Funds (See Instructions)
         OO

   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]

   6     Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL

             Number of      7  Sole Voting Power
               Shares          0
            Beneficially
           Owned by Each
             Reporting      8  Shared Voting Power
            Person with        11,682,715,826 Common Shares (See Items 3 and 6)*

                            9  Sole Dispositive Power
                               0

                            10 Shared Dispositive Power
                               11,682,715,826 Common Shares (See Items 3 and 6)*

11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,682,715,826 Common Shares (See Items 3 and 6)*

         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [ ]

         Percent of Class Represented by Amount in Row (11)
13       71.3%*

14       Type of Reporting Person (See Instructions)
         HC
--------------------------------------------------------------------------------


*/ Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia ("Fundacao") has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 76,967,870 common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev ("AmBev"). Braco S.A. ("Braco") has the right to acquire, both directly and indirectly, through the exercise of warrants becoming exercisable in April 2003, 558,239,870 common shares of AmBev.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         BRACO S.A.

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (foreign entity)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [ ]

3        SEC Use Only

4        Source of Funds (See Instructions)
         OO

5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]

6        Citizenship or Place of Organization
         Federative Republic of Brazil

             Number of      7  Sole Voting Power
               Shares          0
            Beneficially
           Owned by Each
             Reporting      8  Shared Voting Power
            Person with        11,682,715,826 Common Shares (See Items 3 and 6)*

                            9  Sole Dispositive Power
                               0

                            10 Shared Dispositive Power
                               11,682,715,826 Common Shares (See Items 3 and 6)*

11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,682,715,826 Common Shares (See Items 3 and 6)*

12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [ ]

13       Percent of Class Represented by Amount in Row (11)
         71.3%*

14       Type of Reporting Person (See Instructions)   HC
--------------------------------------------------------------------------------


*/ Fundacao has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 76,967,870 AmBev Common Shares. Braco has the right to acquire, both directly and indirectly, through the exercise of warrants becoming exercisable in April 2003, 558,239,870 AmBev Common Shares.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (foreign entity)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [ ]

3        SEC Use Only

4        Source of Funds (See Instructions)
         OO

5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]

6        Citizenship or Place of Organization
         Federative Republic of Brazil

             Number of      7  Sole Voting Power
               Shares          0
            Beneficially
           Owned by Each    8  Shared Voting Power
             Reporting         11,682,715,826 Common Shares (See Items 3 and 6)*
            Person with
                            9  Sole Dispositive Power
                               0

                            10 Shared Dispositive Power
                               11,682,715,826 Common Shares (See Items 3 and 6)*

11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,682,715,826 Common Shares (See Items 3 and 6)*

12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [ ]

13       Percent of Class Represented by Amount in Row (11)
         71.3%*

14       Type of Reporting Person (See Instructions)
         HC
--------------------------------------------------------------------------------


*/ Fundacao has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 76,967,870 AmBev Common Shares. Braco has the right to acquire, both directly and indirectly, through the exercise of warrants becoming exercisable in April 2003, 558,239,870 AmBev Common Shares.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         JORGE PAULO LEMANN

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [ ]

3        SEC Use Only

4        Source of Funds (See Instructions)
         OO

5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]

6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL

             Number of      7  Sole Voting Power
               Shares          10 Common Shares
            Beneficially
           Owned by Each    8  Shared Voting Power
             Reporting         11,682,715,826 Common Shares (See Items 3 and 6)*
            Person with

                            9  Sole Dispositive Power
                               10 Common Shares

                            10 Shared Dispositive Power
                               11,682,715,826 Common Shares (See Items 3 and 6)*

11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,682,715,836 Common Shares (See Items 3 and 6)*

12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [ ]

13       Percent of Class Represented by Amount in Row (11)
         71.3%*

14       Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------


*/ Fundacao has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 76,967,870 AmBev Common Shares. Braco has the right to acquire, both directly and indirectly, through the exercise of warrants becoming exercisable in April 2003, 558,239,870 AmBev Common Shares.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [ ]

3        SEC Use Only

4        Source of Funds (See Instructions)
         OO

5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]

6        Citizenship or Place of Organization
         Federative Republic of Brazil

             Number of      7  Sole Voting Power
               Shares          5 Common Shares
            Beneficially
           Owned by Each
             Reporting      8  Shared Voting Power
            Person with        11,682,715,826 Common Shares (See Items 3 and 6)*

                            9  Sole Dispositive Power
                               5 Common Shares

                            10 Shared Dispositive Power
                               11,682,715,826 Common Shares (See Items 3 and 6)*

11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,682,715,831 Common Shares (See Items 3 and 6)*

12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [ ]

13       Percent of Class Represented by Amount in Row (11)
         71.3%*

14       Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------


*/ Fundacao has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 76,967,870 AmBev Common Shares. Braco has the right to acquire, both directly and indirectly, through the exercise of warrants becoming exercisable in April 2003, 558,239,870 AmBev Common Shares.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
   1     Names of Reporting Persons
         Marcel Herrmann Telles

         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable

   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [ ]

   3     SEC Use Only

         Source of Funds (See Instructions)
   4     OO

         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [ ]

         Citizenship or Place of Organization
   6     Federative Republic of Brazil

            Number of       7 Sole Voting Power
              Shares          890,251,930 Common Shares*
           Beneficially
          Owned by Each     8 Shared Voting Power
            Reporting         11,682,715,826 Common Shares (See Items 3 and 6)**
           Person with
                            9 Sole Dispositive Power
                              890,251,930 Common Shares*

                           10 Shared Dispositive Power
                              11,682,715,826 Common Shares (See Items 3 and 6)**

11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,572,967,756 Common Shares (See Items 3 and 6)***

         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)    [ ]

         Percent of Class Represented by Amount in Row (11)
13       76.7%***

14       Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------


*/ Marcel Herrmann Telles ("Mr. Telles") has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 2,025,320 AmBev Common Shares.

**/ Fundacao has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 76,967,870 AmBev Common Shares. Braco has the right to acquire, both directly and indirectly, through the exercise of warrants becoming exercisable in April 2003, 558,239,870 AmBev Common Shares.

***/ Fundacao has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 76,967,870 AmBev Common Shares. Braco has the right to acquire, both directly and indirectly, through the exercise of warrants becoming exercisable in April 2003, 558,239,870 AmBev Common Shares. Mr. Telles has the right to acquire, through the exercise of warrants becoming exercisable in April 2003, 2,025,320 AmBev Common Shares.

Item 1.  Security and Issuer.

          This Schedule 13D relates to common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Maria Coelho Aguiar, 215, Bloco F, 6o andar, CEP 05804-900, Sao Paulo, SP, Brazil.

Item 2.  Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by (i) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"),
(ii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (iii) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (iv) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"), (v) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira") and (vi) Marcel Herrmann Telles, a Brazilian citizen ("Mr. Telles").

          Fundacao is a tax-exempt charitable foundation. The address of Fundacao's principal offices (where Fundacao carries out its principal business) is Alameda Itu 852. no 19, Cerqueira Cesar, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D.

          Braco is an investment company, substantially all the assets of which consist of shares of AmBev and ECAP. Approximately 84.6% of the common shares of Braco are owned by a holding company established by Mr. Lemann, Mr. Sicupira and Mr. Telles, S-BRACO Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("S-BRACO"). 50%, 25% and 25%, respectively, of the common shares of S-BRACO are indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa Prudencia"), each a corporation incorporated under the laws of the Federative Republic of Brazil. All of the common shares of Santa Judith and Santa Irene are owned by Mr. Lemann and all of the common shares of Santa Estela and Santa Prudencia are owned by Mr. Sicupira and Mr. Telles, respectively. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of Braco are set forth in Annex A to this Schedule 13D.

          ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are owned by Braco. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D.

          Mr. Lemann is a partner of GP Investimentos S/C Ltda., an officer of Braco, President of ECAP and a director of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. Mr. Lemann also directly owns, in his individual capacity, 10 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

          Mr. Sicupira is a partner of GP Investimentos S/C Ltda. an officer of Braco and ECAP and a director of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. Mr. Sicupira also directly owns, in his individual capacity, 5 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

          Mr. Telles is a partner of GP Investimentos S/C Ltda., a co-chairman of the Board of Directors of AmBev, an officer of Braco and ECAP and a trustee of Fundacao. His principal business address is Rua Maria Coelho Aguiar, 215, Bloco F, 6o andar, CEP 05804-900 Sao Paulo, SP, Brazil. Mr. Telles also directly owns, in his individual capacity, 890,251,930 AmBev Common Shares, which represents approximately 5.4% of the class of AmBev Common Shares.

          Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, are parties to a shareholders' agreement (described in Item 6) relating to AmBev and its subsidiaries. Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, are parties to a shareholders' voting rights agreement (described in Item 6) relating to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BRACO, Braco, ECAP and AmBev. Additionally, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, are parties to a shareholders' property rights agreement 2002, relating to the disposition of shares of S-BRACO.

          (d), (e) During the last five years, none of Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira or Mr. Telles, or any executive officer or director of Fundacao, Braco or ECAP, or any person controlling Fundacao, Braco or ECAP, or any executive officer or director of a controlling shareholder of Fundacao, Braco or ECAP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Prior to July 1, 1999, Braco and ECAP owned 644,001,922 and 807,913,645, respectively, common shares, without par value, of Companhia

Cervejaria Brahma ("Brahma Common Shares") or 1,451,915,567 Brahma Common Shares in the aggregate, representing approximately 55.1% of the total Brahma Common Shares. On July 1, 1999, Braco and ECAP contributed all their Brahma Common Shares to AmBev in exchange for 1,451,915,567 AmBev Common Shares in the aggregate. On July 1, 1999, prior to the contribution by Braco and ECAP of Brahma Common Shares to AmBev, Fundacao contributed 9,448,160 common shares, no par value (the "Antarctica Common Shares"), of Companhia Antarctica Paulista - Industria Brasileira de Bebidas e Conexos, a corporation incorporated under the laws of the Federative Republic of Brazil, representing approximately 88.1% of the total Antarctica Common Shares, to AmBev in exchange for 459,521,728 AmBev Common Shares.

          As a result of these capital contributions, Braco, ECAP and Fundacao became the owners, in the aggregate, of 1,911,437,295 AmBev Common Shares, representing substantially all of the outstanding AmBev Common Shares, and AmBev became the owner of (a) 1,451,915,567 Brahma Common Shares representing approximately 55.1% of the total Brahma Common Shares, and (b) 9,448,160 Antarctica Common Shares representing approximately 88.1% of the total Antarctica Common Shares.

          Braco and ECAP also contributed nonvoting preference shares of Brahma owned by each of them to AmBev in exchange for nonvoting preference shares of AmBev, and Fundacao contributed nonvoting preference shares of Antarctica owned by Fundacao to AmBev in exchange for nonvoting preference shares of AmBev.

          Subsequently, Braco purchased an additional 6,292,321 AmBev Common Shares, increasing its holdings to 650,294,243 AmBev Common Shares, and the aggregate holdings of Braco, ECAP and Fundacao to 1,917,729,616 AmBev Common Shares.

          On September 15, 1999, Antarctica convened a meeting of its shareholders at which a resolution making Antarctica a wholly-owned subsidiary of AmBev pursuant to a statutory procedure was approved (the "Brahma Conversion"). As a result, each outstanding Antarctica Common Share (other than Antarctica shares owned by AmBev) was converted automatically into 84 newly-issued AmBev Common Shares.

          On September 14, 2000, Brahma convened a meeting of its shareholders at which a resolution making Brahma a wholly-owned subsidiary of AmBev pursuant to a statutory procedure was approved. As a result, each outstanding Brahma Common Share (other than Brahma shares owned by AmBev) was converted automatically into one newly-issued AmBev Common Share. At the same time, each American Depository Share representing 20 shares of Brahma was exchanged for one American Depository Share representing 20 newly-issued shares of the same type and class of AmBev shares.

          Immediately following the conversion of Antarctica and Brahma into wholly-owned subsidiaries of AmBev, the shares of Brahma and Antarctica, respectively, ceased to be listed or traded on any securities exchange, including, in the case of Brahma American Depositary Shares, on the New York Stock Exchange, and shares of AmBev were listed and traded on each exchange on which shares of Brahma and Antarctica were previously listed and traded.

          As a result of these transactions, the percentage interest in the class of AmBev Common Shares represented by the 1,917,729,616 AmBev Common Shares owned in the aggregate by Braco, ECAP and Fundacao was reduced from substantially all of the AmBev Common Shares to approximately 60% of the AmBev Common Shares.

          On October 20, 2000, AmBev approved a 5-for-1 stock split of its shares. As a result, the 1,922,319,616 AmBev Common Shares owned in the aggregate by Braco, ECAP and Fundacao became 9,611,598,080 AmBev Common Shares.

          Subsequently, Braco purchased an additional 51,464,000 AmBev Common Shares, increasing its holdings to 3,884,125,085 AmBev Common Shares, which represent approximately 23.7% of the class of AmBev Common Shares. ECAP holds 4,039,568,225 AmBev Common Shares, which represent approximately 24.6% of the class of AmBev Common Shares.

          On October 27, 2000, Fundacao Assistencial Brahma ("FAB"), a nonprofit entity established by Brahma to provide social and other welfare benefits to its employees, was merged into Fundacao. As a result, the 1,323,696,770 AmBev Common Shares owned by FAB were acquired by Fundacao, increasing Fundacao's holdings to 3,759,022,516 AmBev Common Shares, which represent approximately 22.9% of the class of AmBev Common Shares. With the addition of the AmBev Common Shares previously owned by FAB, the number of AmBev Common Shares owned in the aggregate by Braco, ECAP and Fundacao is 11,682,715,826, or approximately 71.3% of the class of AmBev Common Shares.

          In addition, Mr. Telles, in his individual capacity, directly owns 890,251,930 AmBev Common Shares (as adjusted to reflect the October 2000 5-for-1 stock split), which represent approximately 5.4% of the class of AmBev Common Shares. Mr. Telles acquired the shares upon conversion of Brahma shares then owned by Mr. Telles as a result of the Brahma Conversion.

Item 4.    Purpose of Transaction.

          The AmBev Common Shares were acquired in connection with the transactions described in Item 3 above.

          Other than as described above, none of Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of Fundacao, Braco or ECAP, or any executive officer or director of Fundacao, Braco or ECAP, has any plans or proposals which relate to or would result in any of the events described in Items 4(a) through 4(j).

Item 5.  Interest in Securities of the Issuer.

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of AmBev Common Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of AmBev Common Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) There were no transactions in the AmBev Common Shares that were effected during the past sixty days by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of Fundacao, Braco or ECAP, or any executive officer or director of Fundacao, Braco or ECAP, other than those described in Item 3 above.

          (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned by Braco, ECAP, Fundacao, Mr. Lemann, Mr. Sicupira or Mr. Telles.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, entered into a shareholders' agreement (the "AmBev Shareholders' Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders' Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries, with Fundacao's representation limited to a maximum of four directors, appointable for so long as Fundacao holds a specified minimum number of AmBev Common Shares. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity. The AmBev Shareholders' Agreement also contains, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders' Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders. The AmBev Shareholders' Agreement is incorporated by reference as an exhibit to this
Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

          As of August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively, the "Parties"), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BRACO, Braco, ECAP and

AmBev. In the Shareholders' Voting Rights Agreement, each of the Parties (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-BRACO, Braco, ECAP and AmBev in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-BRACO shall consist of four members and that the executive committees of Braco and ECAP shall consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-BRACO shall entitle its owner(s), at all times, to designate (i) one member of the Board of S-BRACO, (ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's Board, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholders' Agreement). The Parties further agreed that resolutions concerning S-BRACO, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-BRACO, Braco, ECAP and AmBev and (b) prohibiting the pledging of shares of S-BRACO, Braco, ECAP and AmBev by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares. The Shareholders' Voting Rights Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

          Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits.


Exhibit No.  Description

A. Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudencia and, as intervening parties, Mr. Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of, S-BRACO, Braco, ECAP and AmBev.

D.           Joint Filing Agreement pursuant to Rule 13d-1.

                                    ANNEX A

               Information Required as to Executive Officers and
               Directors of Braco, ECAP and Trustees of Fundacao


                             Trustees of Fundacao



                                                                                                  Beneficial
                                                                  Present Principal              Ownership of
     Name       Citizen-                                             Occupation                   the common
                  ship            Business Address                 or Employment                 shares of AmBev

Jose Heitor      Brazil     Alameda Itu 852. no 19,                President                     66,840
Attilio                     Cerqueira Cesar, Sao Paulo,
Gracioso                    SP, Brazil

Jose de Maio     Brazil     Alameda Itu 852. no 19,                Trustee                       42,840
Pereira da                  Cerqueira Cesar, Sao Paulo,
Silva                       SP, Brazil

Celso Neves      Brazil     Alameda Itu 852. no 19,                Trustee                       347,685
                            Cerqueira Cesar, Sao Paulo,
                            SP, Brazil

Dario de         Brazil     Av. Atlantica, 1440-Apt. 1001          Trustee                       21,000
Ameida                      22021.001-Rio de
Magalhaes                   Janeiro/RJ-Brazil

Victorio         Brazil     Av. Maria Coelho Aguiar, 215,          Co-Chairman of the Board of   4,772,880
Carlos de                   Bloco F-6o andar, Sao Paulo            Directors of AmBev
Marchi                      /SP - Brazil

Roberto          Brazil     Alameda Itu 852. no 19,                Trustee                       500,000
Herbster Gusmao             Cerqueira Cesar, Sao Paulo,
                            SP, Brazil

Marcel           Brazil     Av. Maria Coelho Aguiar, 215,          Co-Chairman of the Board of   890,251,930
Herrmann Telles             Bloco F-6o andar, Sao Paulo            Directors of AmBev
                            /SP - Brazil

Jose Adilson     Brazil     Av. Maria Coelho Aguiar, 215,          Retail Officer of AmBev       None
Miguel                      Bloco F-6o andar, Sao Paulo
                            /SP - Brazil

Orlando de       Brazil     Alameda Itu 852. no 19,                Trustee                       21,420
Araujo                      Cerqueira Cesar, Sao Paulo,
                            SP, Brazil




                                                                            16


                        Executive Officers of Braco[1]



                                                                                                  Beneficial
                                                                  Present Principal              Ownership of
     Name       Citizen-                                             Occupation                   the common
                  ship            Business Address                 or Employment                 shares of AmBev



Marcel           Brazil     Av. Maria Coelho Aguiar, 215,          Partner of GP Investimentos   890,251,930
Herrmann Telles             Bloco F-6o andar, Sao Paulo            S/C Ltda.; Co-Chairman of
                            /SP - Brazil                           the Board of Directors of
                                                                   AmBev; Officer of Braco and
                                                                   ECAP

Jorge Paulo      Brazil     Avenida Brigadeiro Faria Lima,         Partner of GP Investimentos   10
Lemann                      3729 - 7o andar, CEP                   S/C Ltda.; Officer of
                            04538-905, Sao Paulo, SP,              Braco; President of ECAP
                            Brazil

Carlos Alberto   Brazil     Avenida Brigadeiro Faria Lima,         Partner of GP Investimentos   5
da Veiga                    3729 - 7o andar, CEP                   S/C Ltda.; Officer of Braco
Sicupira                    04538-905, Sao Paulo, SP,              and ECAP
                            Brazil

Roberto Moses    Brazil     Avenida Brigadeiro Faria Lima,         Partner of GP Investimentos   None
Thompson Motta              3729 - 7o andar, CEP                   S/C Ltda.; Officer of Braco
                            04538-905, Sao Paulo, SP,              and ECAP
                            Brazil



                                        Executive Officers of ECAP[2]


     Name        Citizenship       Business Address               Present Principal               Beneficial
                                                                     Occupation                  Ownership of
                                                                    or Employment                 the common
                                                                                                 shares of AmBev

Marcel           Brazil     Av. Maria Coelho Aguiar, 215,          Partner of GP Investimentos   890,251,930
Herrmann Telles             Bloco F-6o andar, Sao Paulo            S/C Ltda.; Co-Chairman of
                            /SP - Brazil                           the Board of Directors of
                                                                   AmBev; Officer of Braco and
                                                                   ECAP

Jorge Paulo      Brazil     Avenida Brigadeiro Faria Lima,         Partner of GP Investimentos   10
Lemann                      3729 - 7o andar, CEP                   S/C Ltda.; Officer of
                            04538-905, Sao Paulo, SP,              Braco; President of ECAP
                            Brazil

Carlos Alberto   Brazil     Avenida Brigadeiro Faria Lima,         Partner of GP Investimentos   5
da Veiga                    3729 - 7o andar, CEP                   S/C Ltda.; Officer of Braco
Sicupira                    04538-905, Sao Paulo, SP,              and ECAP
                            Brazil

Roberto Moses    Brazil     Avenida Brigadeiro Faria Lima,         Partner of GP Investimentos   None
Thompson Motta              3729 - 7o andar, CEP                   S/C Ltda.; Officer of Braco
                            04538-905, Sao Paulo, SP,              and ECAP
                            Brazil

--------
       1 In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.

       2 In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.

                                   EXHIBIT D


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2002

                                         FUNDACAO ANTONIO E HELENA
                                         ZERRENNER INSTITUICAO NACIONAL DE
                                         BENEFICENCIA

                                         by    /s/ Roberto Herbster Gusmao
                                            ------------------------------
                                            Name:  Roberto Herbster Gusmao
                                            Title: Member of Advisory
                                                   Board of Trustee

                                         by   /s/ Victorio Carlos de Marchi
                                            ------------------------------
                                            Name:  Victorio Carlos de Marchi
                                            Title: Member of Advisory
                                                   Board of Trustee

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2002

                                         BRACO S.A.

                                         by    /s/ Roberto Moses Thompson Motta
                                            ------------------------------
                                            Name:  Roberto Moses Thompson Motta
                                            Title: Officer

                                         by    /s/ Jorge Paulo Lemann
                                            ------------------------------
                                            Name:  Jorge Paulo Lemann
                                            Title: Officer

                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2002

                                         EMPRESA DE ADMINISTRACAO E
                                         PARTICIPACOES S.A. - ECAP

                                         by    /s/ Roberto Moses Thompson Motta
                                            ------------------------------
                                            Name:  Roberto Moses Thompson Motta
                                            Title: Officer

                                         by    /s/ Jorge Paulo Lemann
                                            ------------------------------
                                            Name:  Jorge Paulo Lemann
                                            Title: Officer

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2002

                                         JORGE PAULO LEMANN

                                         by    /s/ Jorge Paulo Lemann
                                            ------------------------------
                                            Name:  Jorge Paulo Lemann
                                            Title:

                                  Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2002

                                      CARLOS ALBERTO DA VEIGA SICUPIRA

                                      by    /s/ Carlos Alberto da Veiga Sicupira
                                         ------------------------------
                                         Name:  Carlos Alberto da Veiga Sicupira
                                         Title:

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2002

                                         MARCEL HERRMANN TELLES

                                         by    /s/ Marcel Herrmann Telles
                                            ------------------------------
                                            Name:  Marcel Herrmann Telles
                                            Title:

                          EXHIBIT INDEX



Exhibit No.                 Description                                Page


A. Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudencia and, as intervening parties, Mr. Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of, S-BRACO, Braco, ECAP and AmBev.

D.        Joint Filing Agreement pursuant to Rule 13d-1.